UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

This Current Report on Form 6-K/A (“Amendment No. 1”) amends the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 3, 2013 (the “Initial Filing”) by Birks & Mayors Inc. (the “Company”).

As reported in the Initial Filing, the Company and certain wholly-owned subsidiaries entered into certain financing arrangements. This Amendment No. 1 is being filed in order to correct a typographical error with respect to the number of Class A voting shares of the Company issued upon conversion of $0.2 million of convertible debentures by Rhino 66 Limited. The correct number of shares is 112,451 not the 117,724 shares disclosed in the Initial Filing. The remaining information previously reported in the Initial Filing is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: September 18, 2013		Executive Vice President and Chief Financial Officer